10025576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23684

RECD S.E.C.
FEB 2 2 2010
503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 NW Expressway, Suite 2000
(No. and Street)

Oklahoma City	Oklahoma	73118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Wilson, CFO — 405-415-7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD. LLP
(Name – *if individual, state last, first, middle name*)

211 N Robinson, Suite 600S	Oklahoma City	Oklahoma	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, Douglas W. McQueen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2009, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public #03010500
Commission expires on August 4, 2011

Douglas W. McQueen
Chairman and President

The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
FINRA Member

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, Douglas W. McQueen, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of The Baker Group LP as of December 31, 2009, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public #03010500
Commission expires on August 4, 2011

SKOSHI HERON NOTARY #03010500 EXP. 08/04/11 PUBLIC STATE OF OKLAHOMA

Douglas W. McQueen
Chairman and President

The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
FINRA Member

The Baker Group LP
December 31, 2009

Contents

BKD LLP
CPAs & Advisors

Two Leadership Square
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Independent Accountants' Report

Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of The Baker Group LP as of December 31, 2009, and the related statements of income (not presented herein), changes in partners' capital (not presented herein) and cash flows (not presented herein) for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and in our report dated February 10, 2010, we expressed an unqualified opinion on those financial statements.

In our opinion, the financial information set forth in the accompanying condensed financial statement is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

BKD LLP

Oklahoma City, Oklahoma
February 10 2010

The Baker Group LP

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$ 554,863
Cash and securities segregated under federal and other regulations	85,273
Receivables from customers	20,810,412
Securities owned, at fair value	38,120,945
Property and equipment, at cost, net of accumulated depreciation of $2,129,050	161,165
Cash surrender value of life insurance policies	362,228
Other assets	902,085
Total assets	$ 60,996,971

Liabilities and Partners' Capital

Payable to clearing bank	$ 25,324,972
Due to broker	2,175,629
Payables to customers	2,060,075
Securities on repurchase agreements	7,511,336
Accrued liabilities	6,157,225
Total liabilities	43,229,237
Partners' capital	
General partner	8,377,571
Limited partners	9,390,163
Total partners' capital	17,767,734
Total liabilities and partners' capital	$ 60,996,971

The Baker Group LP

Notes to Financial Statements

December 31, 2009

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the Securities Exchange Act of 1934 (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 34 states. The Partnership engages in consulting and investment advisory functions in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG), and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests, and the interests are issued in three series, the Class B Series I interests, the Class B Series II interests and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations, and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively. At December 31, 2009, $4,475,000 and $1,460,000, respectively, were available to Class B Series II and Class B Series III limited partners as mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive 6.0% multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter to the general partner.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2009, or during the year then ended.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2009, the Partnership held no cash equivalents.

The financial institution holding the Partnership's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.

Securities Owned

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Securities on Repurchase Agreements

Securities sold under agreements to repurchase consist of obligations of the Partnership to other parties. The obligations are secured by securities inventory and such collateral is held by the Partnership. These agreements totaled $7,511,336 at December 31, 2009, accrue interest at an annualized rate of 0.60% and mature on January 12, 2010.

Public Finance Fees, Commissions and Investment Advisory Fees

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue is recognized when earned.

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Depreciation

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns, and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2006.

Subsequent Events

Subsequent events have been evaluated through February 10, 2010, which is the date the financial statements were available to be issued.

Note 2: Securities Segregated Under Federal and Other Regulations

Qualified securities with a fair value of $85,273 as of December 31, 2009, are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Act.

Note 3: Payable to Clearing Bank

The Partnership clears certain of its securities transactions through a clearing bank. The amount payable to The Bank of New York Mellon (the Clearing Bank) at December 31, 2009, was $25,324,972 and relates to these securities transactions and is collateralized by securities owned by the Partnership.

Note 4: Receivables From and Payables to Customers

Receivables from and payables to customers include amounts due on securities transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 5: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership, including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2009, was approximately $205,000.

Note 6: Profit Sharing Plan

The Partnership has a 401(k) profit sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2009, management has accrued contributions to the plan of approximately $1,159,000.

Note 7: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Partnership had net capital of $15,020,581, which was 690% of aggregate debit balances and $14,770,581 in excess of its required net capital.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2009, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 8: Disclosures About Fair Value of Assets

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy.

Securities Owned

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agencies obligations and state and municipal obligations.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities Owned				
U.S. agencies obligations	$ 31,047,900	$ -	$ 31,047,900	$ -
State and municipal obligations	7,073,045	-	7,073,045	-
	$ 38,120,945	$ -	$ 38,120,945	$ -

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their short-term nature. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Partnership does not know whether the fair values reported herein represent values at which the respective financial instruments could be sold individually or in the aggregate.

Note 9: Significant Estimates, Commitments and Credit Risk

Current Economic Conditions

The current protracted economic decline continues to present brokers-dealers with circumstances and challenges, which in some cases have resulted in credit quality issues, large and unanticipated declines in the fair values of securities and other assets and constraints on liquidity and capital. The accompanying financial statements have been prepared using values and information currently available to the Partnership.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the accompanying financial statements could change rapidly, resulting in material future adjustments in asset values and capital that could negatively impact the Partnership's ability to meet regulatory capital requirements and maintain sufficient liquidity.

The Baker Group LP
Notes to Financial Statements
December 31, 2009

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank bear interest at the federal funds rate plus 75 basis points (1.00% at December 31, 2009) and are payable on demand. As of December 31, 2009, approximately $4,294,000 in advances were outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

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FEB 22 2010

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The Baker Group LP

Accountants' Report and Financial Statements

December 31, 2009

BKD LLP

CPAs & Advisors

SEC
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FEB 12 2010

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